Exhibit 99.2

Equity Transfer Agreement

Party A (Transferor): Shanghai Jiayin Finance Services Co., Ltd.

Legal Representative:  Dinggui Yan

Address: Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai

Party B (Transferee): Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd.

Legal Representative:  Gaofeng Liu

Address: Room 201, Building A, 1 Qianwan No. 1 Road, Shenzhen-Hong Kong Collaboration Area, Qianhai, Shenzhen

Party C: Shanghai Niwodai Internet Finance Information Services Co., Ltd.

Legal Representative:  Dinggui Yan

Address: Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai

Given Party A intends to transfer 100% equity interests held by it in Shanghai Caiyin Asset Management Co., Ltd. (the “Target”) and Party B can basically meet the requirements to accept the transfer of all equity interests held by Party A in Shanghai Caiyin Asset Management Co., Ltd., Party A, Party B and Party C, through sufficient negotiation, have entered into this Equity Transfer Agreement in Pudong New Area, Shanghai, on September 16, 2019 in connection with transfer of all equity interests held by Party A in the Target, on the basis of equality, voluntariness and fairness, in accordance with the Contract Law of the People’s Republic of China, the Company Law of the People’s Republic of China and other relevant laws and regulations.

1	Current Shareholding Structure of the Target

The legal representative of the Target is Wu Yuanle. The registered capital of the Target is RMB100,000,000. The Target’s shareholder(s), each shareholder’s capital contribution amount and shareholding ratio are listed below:

Shareholder’s Name	Subscribed Contribution (in RMB10,000)	Paid-in Contribution (in RMB10,000)	Shareholding Ratio
Shanghai Jiayin Finance Services Co., Ltd.	10,000	10,000	100%

2	Type of Acceptance by Party B of Party A’s Equity Interests

Party A voluntarily transfers all equity interests held by it in the Target to Party B. Upon the completion of the transfer of the equity interests by Party A to Party B, the Target shall be wholly controlled by Party B.

3	Equity Transfer Price and Payment Method

3.1

The consideration of the equity transfer shall consist of (1) the amount equaling Target’s liabilities from investor assurance program as of August 31, 2019, as valuated by Avista Valuation Advisory Limited (“Avista,”), as fixed consideration, and (2) a contingent consideration equaling:

a.     for the period from the date of the agreement to December 31, 2019, Target’s net liabilities as of August 31, 2019, as valuated by Avista minus Target’s payables to Party C and the fixed consideration set out in section (1) above; and

b.     in each of 2020, 2021 and 2022, amounts to be determined by Party C respectively with reference to the Avista valuation report for the Target as of August 31, 2019 when it becomes available, to the extent not paid in the preceding year(s), no more than the contingent consideration under sub-clause a. in any case. Party C will inform the other Parties the contingent consideration for 2020, 2021 and 2022 promptly after the Avista valuation report is available.

The Transferee may request the Transferor to pay all or certain part of the contingent consideration, only if the Target makes any payment with regard to its liabilities other than liabilities from investor assurance program as of August 31, 2019 by December 31, 2022, to the amount equals payment made by the Target. Transferor has no obligation to pay the contingent consideration after December 31, 2022, if no request has been made by Transferee prior to December 31, 2022.

3.2

Based on thorough due diligence, the Transferee is aware that the Target has liabilities in excess of its assets, and such liabilities arose from business cooperation between the Target and Party C prior to April 28, 2018. The Parties, through friendly negotiation, have agreed that the consideration of the equity transfer aforesaid shall be assumed by Party C in full.

3.3	The payment method of the equity transfer consideration shall be separately agreed among the Parties in a written agreement.

4	Undertakings and Warranties

4.1

Party A warrants that the Targets’ equity interests to be transferred to Party B are legally owned by Party A and Party A has full and effective disposal right with respect thereof. Party A has not created any kind of security over 100% equity interests of the Target, nor entered into any legal document with any third party or taken any other action as permitted by law to dispose of 100% equity interests of the Target in any kind, including but not limited to transfer, mortgage, pledge, entrusted management, grant of all or partial rights attached to the subject under an agreement. Party A warrants that after the transfer of 100% equity interests, Party B will not encounter any obstacles to right or any similar threat.

4.2

With respect to this equity transfer, all representations, statements, warranties and undertakings made by Party A to Party B and all information presented or provided by Party A to Party B are true, lawful and effective, with no fiction, falseness, concealment, omission or other untruthfulness. Party A undertakes that the Target has no undisclosed debts or other potential liabilities, and the Target is not subject to any punishment by administrative authorities.

5	Transfer of Right and Registration of Shareholding Change

5.1

Party A shall timely assist and fully cooperate Party B in registration of business change and other relevant issues with respect to the transfer of the equity interests by Party A to Party B, including but not limited change of shareholdings, change of directors, supervisors and officers, change of legal representative, and change of articles of association.

5.2	All costs arising from the formalities above shall be borne by the Transferee.

5.3	The Parties shall assume their respective payable tax with respect to execution and performance of this Agreement.

6	Creditor’s Right and Liabilities of the Target

6.1	Party A undertakes and warrants that, prior to August 31, 2019, the Target has disclosed to Party B all its creditor’s rights towards external parties and its liabilities.

6.2

The Parties agree that from August 31, 2019, Party B shall make reasonable effort to provide Target with suitable personal and resources to perform its obligations under contracts it is bonded by. From the same date, the Target’s obligations (including previous obligations and subsequent new obligations) shall be assumed jointly by the Transferee, and the subsequent shareholder’s obligations and legal liabilities shall be assumed by the Transferee.

6.3

With respect to any contingent liabilities, the Transferor undertakes that the Target has no other contingent liabilities that is not disclosed. After the completion of shareholding change, if a third party claims against the Target any liabilities prior to the execution of this Agreement that is not disclosed by the Transferor, the Transferor shall explain to the Transferee and cooperate with the Target with respect thereof. The Transferor shall be fully liable to repay the liabilities that is actually existing prior to the execution of this Agreement and not disclosed to the Transferee.

7	Disposal of Employees

7.1

Party A and Party B agree that the Transferor shall, prior to the completion of equity transfer, complete the formalities to terminate employment contracts of all current employees of the Target (other than the employees who will remain to be employed by the Transferor as requested by the Trasnferee). If any labor dispute remains pending with respect to any employee of the Target, the Transferor shall be responsible for settling such dispute. If such dispute causes any subsequent economic loss to the Transferee or the Target, the Transferor shall be fully liable.

7.2

The Transferor undertakes that it has paid salaries to the employees, completed social security formalities and legally made contribution to social security funds for them, and withheld and paid individual income tax on behalf of them in accordance with relevant state laws, and all risks arising therefrom related to administrative penalties or employee’s pursuit to recover any liabilities shall be settled and assumed by the Transferor, and the Transferor shall be liable for indemnify the Transferee or the Target against any consequent loss arising therefrom.

8	Method and Content of Asset Handover

8.1

Upon effectiveness of this Equity Transfer Agreement, Party B and the staff designated by it shall officially take over the Target. Party A and its former employees shall actively hand over the relevant remaining work, and appropriately perform duties of notification, confidentiality, explanation and assistance with respect to all matters related to the Target in accordance with the principle of good faith.

8.2

Party A and Party B shall carry out handover of all assets of the Target upon execution of this Agreement, and within 10 business days of execution of this Agreement, Party A shall hand over to Party B:

(a)

original licenses and permits of the Target, including but not limited to business license (one original copy and one duplicate copy), account opening permit, bank account opening permit, organization code certificate, tax registration certificate, etc.;

(b)

seals and specimen chops of the Target, including but not limited to common seal, financial chop, corporate seal (one in each case), contract seal, financial specimen chop, seal engraving password, etc.; Party B has the right to decide whether to use new seals and specimen chops or not;

(c)

all financial statements (including balance sheet, income statement, profit and loss statement, cash flow statement, etc.) of the Target since its opening, audit reports of the Target for each year since its opening, financial materials (book of accounts, vouchers, etc.) of the Target since its opening, list of fixed assets (purchase date, original value, depreciation, etc.) of the Target, tax control device, Jinshui disk, unused invoices, tax returns (all taxes, and if any tax is paid, the tax payment certificate or tax bill) of the Target since its opening, liabilities of the Target and ledger of liabilities, affiliates of the Target, agreements with affiliates and details of connected transactions, online banking ukey, historical bank transfer details, and tax clearance certificates;

(d)

list of employees of the Target and detailed information of individual income tax returns, social security and housing fund accounts and detailed contribution information, internal financial management system documents;

(e)	all agreements, documents and materials related to the Target, including but not limited to articles of association, agreements, government approvals, certificates, etc.;

(f)	all relevant real assets of the Target to be transferred to Party B; and

(g)	all documents to effect the lawful and effective transfer of 100% equity interests and assets of the Target by Party A to Party B.

If anything is omitted from the above list, Party B has the right to request Party A to provide at any time.

8.3

Parties agree based on friendly consultation that, the closing date is August 31, 2019. The period from August 31, 2019 to the date the handover of Target has been completed is the transition period (“Transition Period.”) In the Transition Period, Party C shall operate Target on behalf of Party B, whereas Party C’s management of Target is subject to Party B’s decisions. In the Transition Period, all gains and losses of Target shall be born by Party B. Force Majeure and Confidentiality

8.4

For the purpose of this Agreement, “force majeure” means any objective circumstance that is unforeseeable, unavoidable and insurmountable, including but not limited to: (1) acts of God, such as flood, hailstorm, tsunami, typhoon, drought and fire; (2) acts of government or party which may result in failure of the performance of this Agreement, such as policies, laws, and regulations promulgated and new actions taken or regulatory policies issued by government authorities or the ruling party; (3) social abnormalities which may result in failure or delay in the performance of this Agreement, such as riot, war, strike, but not including internal labor disputes. Upon the occurrence of any force majeure, the Party affected shall immediately notify the other Parties, and present a certificate issued by the relevant authority within 15 days of the elimination of such event. The Party affected shall take all reasonable actions to eliminate the effect of the force majeure and minimize the loss caused by the force majeure to the other Parties. If the effect of the force majeure cannot be eliminated within 30 days after the occurrence thereof or the force majeure results in failure of continuous performance of this Agreement or any continuous performance cannot fulfill the purposes of this Agreement, the other Parties have the right to decide whether to terminate or postpone the performance of this Agreement.

8.5

Except as otherwise provided in this Agreement, each Party shall keep confidential any form of commercial and technical information, materials and/or documents in relation to or belonging to the other Parties obtained in connection with the execution or performance of this Agreement, including but not limited to any terms of this Agreement, data, channel information, database and technical materials (collectively referred to as “Confidential information”). Each Party shall only allow its employees or those of its affiliates who must use the Confidential Information for the purpose of fulfilling the obligations under this Agreement to use such Confidential Information, and ensure that such employees are subject to appropriate confidentiality obligations. However, the forgoing confidentiality restrictions shall not apply to: (1) materials and information that have become generally available to the public at the time of disclosure; (2) materials and information that have become generally available to the public after disclosure through no fault of the receiving Party; (3) materials and information that the receiving Party can demonstrate are already in its possession prior to disclosure, and not directly or indirectly obtained from the disclosing Party; (4) materials and information that any Party is obliged to disclose as required by laws, regulations and listing rules; and (5) proprietary information disclosed by any Party to its direct legal counsel and financial adviser for its normal business operations, provided that such Party shall ensure that such consultant and adviser are subject to appropriate confidentiality obligations. The obligations of each Party under this Article 9.2 shall survive the termination or dissolution of this Agreement. Each Party shall continue to comply with the confidentiality provisions of this Agreement and perform the confidentiality obligations as undertaken by it until the other Parties agree to release such Party from such obligations or there will not be any damage of any form actually caused to the other Parties by a breach of the confidentiality provisions of this Agreement. If any damage is caused to the other Parties due to a breach of confidentiality obligations, the Party at fault shall be responsible for any direct economic loss caused to the other Parties.

9	Default Liability and Termination

9.1

Violation by a Party of any of its obligations hereunder shall be deemed as default. The defaulting Party shall be liable for continuous performance, remedial measures, payment of liquidated damages or indemnifying the non-defaulting Party or other relevant parties against all losses caused by its default.

9.2

Failure by a Party to exercise its right or take any action with respect to another Party’s default shall not be deemed as waiver of such right or action to hold such another Party liable for default liabilities or obligations. Any waiver by a Party of any right against another Party or any action to hold another Party liable for any default shall not be deemed as waiver of any other right against such another Party or any action to hold such another Party liable for any other default. All waivers of rights shall be made in writing.

9.3

If either Party A or Party B, by reason of their respective liability issues (including liability issues of the Target), damages the other Party’s legitimate rights and interests and causes economic losses to the other Party or the Target, in addition to liabilities to be assumed pursuant to relevant provisions of this Agreement, the defaulting Party shall pay the non-defaulting Party liquidated damages in an amount equaling 5% of the total consideration of the equity transfer. If the liquidated damages is not sufficient to remedy all losses of the non-defaulting Party arising therefrom, the defaulting Party shall make further indemnification until all losses of the non-defaulting Party are remedied.

10	Miscellaneous

10.1

In case of any dispute among the Parties during the performance of this Agreement, the Parties shall resolve such dispute through amicable negotiation; where negotiation fails, any Party is entitled to initiate a lawsuit with Shanghai Pudong New Area People’s Court.

10.2

After the execution of this Agreement, the Parties shall comply strictly herewith. Without the written consent from the other Parties, any Party shall not terminate this Agreement, unless otherwise provided herein.

10.3

For any issue not mentioned herein, in the principle of good faith, after adequate consultation and reaching a consensus, the Parties may supplement or modify this Agreement. Any supplementary agreement formed therefrom shall have the same effect with this Agreement.

10.4

This Agreement shall be executed in four originals and become effective upon affixation of seals by the Parties. Each Party to this Agreement shall hold one counterpart, and the remaining one counterpart shall be used for filing with industrial and commercial authorities. Each counterpart shall have the same legal effect.

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Party A (Please seal): Shanghai Jiayin Finance Services Co., Ltd.

(Company seal affixed)

Party B (Please seal): Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd.

(Company seal affixed)

Party C (Please seal): Shanghai Niwodai Internet Finance Information Services Co., Ltd.

(Company seal affixed)